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                           January 4, 2024

       Nicolaas Vlok
       Chief Executive Officer
       MeridianLink, Inc.
       3560 Hyland Avenue, Suite 200
       Costa Mesa, CA 92626

                                                        Re: MeridianLink, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 29,
2023
                                                            File No. 333-276336

       Dear Nicolaas Vlok:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Pattan at 202-551-6756 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Bradley C. Weber